Mark Crone Managing Partner mcrone@cronelawgroup.com

VIA EDGAR

January 30, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

Attn: Division of Corporation Finance Office of Life Sciences

Re:	TenX Keane Acquisition Registration Statement on Form S-4 Filed November 13, 2023 File No. 333-275506

Ladies and Gentlemen:

On behalf of our client, TenX Keane Acquisition, a Cayman Islands exempted company (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 13, 2023 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-4, filed November 13, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Registration Statement on Form S-4

Cover Page

1.	We note your disclosure that after the completion of the Business Combination, Citius Pharma will control a majority of the voting power and therefore New Citius Oncology will be a controlled company. Please also revise the cover page to include Citius Pharma’s ownership percentage.

Response: In response to the Staff’s comment, the disclosure on the cover page of Amendment No. 1 has been revised to include Citius Pharma’s ownership percentage after the completion of the Business Combination.

United States Securities and Exchange Commission

January 30, 2024

Questions and Answers

Q: What equity stake will current TenX Shareholders and SpinCo stockholders hold in New Citius Oncology immediately after..., page 16

2.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders and convertible securities retained by redeeming shareholders at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and has included the additional requested disclosure on page 16 of Amendment No. 1.

How does the Sponsor intend to vote its shares?, page 26

3.	We note the disclosure on page 26 indicating that the Sponsor may purchase TenX Ordinary Shares, TenX Units or TenX Rights in privately negotiated transactions or in the open market either prior to or following the Business Combination and that the Sponsor intends to vote such shares in favor of the Business Combination. Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Response: The Company acknowledges the Staff’s comment and advises that, to the extent that Rule 14e-5 applies, any such purchases by the Sponsor or its affiliates will comply with the conditions set forth in Tender Offer Compliance and Disclosure Interpretation 166.01, as follows:

●	the Registration Statement filed for the business combination discloses the possibility that the Sponsor or its affiliates may purchase the Company’s securities outside the redemption process, along with the purpose of such purchases;

●	the Sponsor or its affiliates will purchase such securities at a price no higher than the price offered through the Company’s redemption process;

●	the Registration Statement filed for the Business Combination includes a representation that any such securities purchased by the Sponsor or its affiliates would not be voted in favor of approving the Business Combination;

●	the Sponsor and its affiliates do not possess any redemption rights with respect to the Company’s securities or, if they possess redemption rights, they have waived such rights; and

●	the Company will disclose in a Form 8-K, before to the Company’s security holder meeting to approve the Business Combination, the following material items:

○	the amount of the Company’s securities purchased outside of the redemption offer by the Sponsor or its affiliates, along with the purchase price;

○	the purpose of the purchases by the Sponsor or its affiliates;

United States Securities and Exchange Commission

January 30, 2024

○	the impact, if any, of the purchases by the Sponsor or its affiliates on the likelihood that the Business Combination will be approved;

○	the identities of Company security holders who sold to the Sponsor or its affiliates (if not purchased on the open market) or the nature of Company security holders (e.g., 5% security holders) who sold to the Sponsor or its affiliates; and

○	the number of Company securities for which the Company has received redemption requests pursuant to its redemption offer.

The Company has made conforming revisions on pages 27, 45, 85 and 149 of Amendment No. 1.

Summary of the Proxy Statement/Prospectus, page 30

4.	Please revise the Summary to include an organizational chart depicting the parties to the transaction both prior to and after the Domestication and Business Combination.

Response: In response to the Staff’s comment, the Company has added an organizational chart on pages 32 and 33 of Amendment No. 1 depicting the parties to the transaction, both prior to and after the Domestication and Business Combination.

SpinCo, page 31

5.	We note your disclosure that on July 28, 2023, the FDA issued a complete response letter regarding your BLA. We also note your disclosure that “[t]he FDA has required SpinCo to incorporate enhanced product testing, and additional controls agreed to with the FDA during the market application review.” Please provide further details regarding the underlying issues outlined in the FDA’s complete response letter. Additionally, please provide further details about the “enhanced product testing” and “additional controls” that were agreed to with the FDA.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 32 of Amendment No. 1 accordingly.

Amended & Restated Shared Services Agreement, page 35

6.	We note your disclosure that “the fees for each of the services are set forth in the A&R Shared Services Agreement as a quarterly fee[.]” Please disclose the quarterly fee here.

Response: The Company acknowledges the Staff’s comment and advises that the quarterly fee is $941,267.58, which is for services related for personnel and office space.

Interests of TenX’s Directors and Executive Officers in the Business Combination, page 40

7.	Please disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming the exercise and conversion of all securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 1 to include the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming the exercise and conversion of all securities.

United States Securities and Exchange Commission

January 30, 2024

Unaudited Pro Forma Condensed Combined Financial Information

General, page 49

8.	Please revise to clarify the financial statement periods included in your pro forma Statements of Operations and how such information was derived. In this respect, it appears that given the difference in fiscal year-ends between the registrant and SpinCo, certain adjustments were made to the historical financial statements of SpinCo to conform to the annual and interim periods presented by the registrant. Refer to Article 11-02(c)(3) of Regulation S-X. Please also clarify whether the combined company will adopt December 31st as its new fiscal year-end.

Response: The Company acknowledges the Staff’s comment and advises that the Company has amended the disclosure set forth on pages 50 through 58 to include the following information:

The pro forma statement of operations for SpinCo for the nine months ended September 30, 2023 was prepared by subtracting the results of operations for SpinCo for the three months ended December 31, 2022 from the statement of operations for SpinCo for the year ended September 30, 2023. The pro forma statement of operations for SpinCo for the year ended December 31, 2022 was prepared by adding the results of operations for the three months ended December 31, 2022 to the statement of operations for SpinCo for the year ended September 30, 2022 (SpinCo did not begin operations until April 1, 2022.)

The Combined Company will adopt September 30 as its fiscal year-end.

Risk Factors

Risks Related to SpinCo’s Business and its Industry

SpinCo relies exclusively on third parties to formulate and manufacture its product candidates, page 70

9.	We note your disclosure that one of the contract manufacturers for LYMPHIR is foreign. Please disclose where this manufacturer is located.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 72 of Amendment No. 1 to include that the manufacturer for the finished drug product is located in Italy.

The Combined Company’s Proposed Certificate of Incorporation will provide that the Court..., page 98

10.	Please revise your risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim in the chosen forum.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor on page 99 of Amendment No. 1 to include the risk that the exclusive forum provision may result in increased costs for investors to bring a claim in the chosen forum.

United States Securities and Exchange Commission

January 30, 2024

Proposal No. 1 - The Business Combination Proposal Summary of the Merger Agreement

Fees and Expenses, page 129

11.	We note your disclosure that the Sponsor has agreed to pay any transaction expenses of “Parent” in excess of $500,000. Please revise your disclosure here to clarify, if true, that “Parent” refers to Citius Pharma.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 130 of Amendment No. 1 to clarify that the Sponsor has agreed to pay any transaction expenses of TenX Keane Acquisition in excess of $500,000.

Amended &Restated Registration Rights Agreement, page 130

12.	Please revise here and throughout, as appropriate, to disclose how many shares will be covered by the Amended & Restated Registration Rights Agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 36 and 131 of Amendment No.1 to disclose the number of shares of New Citius Oncology that will be covered by the Amended & Restated Registration Rights Agreement.

Sponsor Support Agreement, page 130

13.	We note that the Sponsor agreed to waive its redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company acknowledges the Staff’s comment and advises that the Sponsor received no consideration in connection with its agreement to waive its redemption rights. The decision to waive its redemption rights was made by the Sponsor to demonstrate its commitment to the Business Combination and is consistent with market practices.

Background of the Business Combination, page 131

14.	Please disclose here whether the Sponsor, management, or any affiliates of TenX have a track record with SPACs. If so, please provide disclosure about this record and the outcomes of those prior transactions.

Response: The Company acknowledges the Staff’s comment and advises that, although the Sponsor and the Company’s management and board members collectively have experience in mergers and acquisitions, capital markets and securities laws, they do not have a specific track record with SPACs.

15.	We note that you reviewed approximately 15 potential targets, eight of which were eliminated, leading you to engage in detailed discussions with seven potential combination targets. Further, you signed non-disclosure agreements with five potential targets and entered into non-binding letters of intent with two companies. Please expand this section to discuss how these targets were identified, which industries they were in, when these discussions took place and what criteria were used to eliminate certain companies.

Response: The Company acknowledges the Staff’s comment and has included the additional requested disclosure on page 132 of Amendment No. 1.

United States Securities and Exchange Commission

January 30, 2024

16.	We note that you entered into two non-binding letters of intent with two companies. Please provide a general description of the two potential targets. Additionally, we note that you allowed the exclusive period of negotiations with respect to these two parties to terminate in early February 2023 and April 2023. Please revise your disclosure to specify why these companies did not represent attractive targets, explain the nature of the difference in valuation expectations, and provide further context regarding one of the potential target’s unwillingness to engage with you given conflicting business objectives.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 133 of Amendment No. 1 to provide the additional requested information.

17.	We note your disclosure that in May 2022, Citius Pharma announced that it “intended to split its assets into two separate publicly traded entities.” Please revise your disclosure in this section to explain whether Citius Pharma considered any transaction structures aside from a SPAC business combination in order to effectuate the “split of its assets into two separate publicly traded entities.” If so, please explain why Citius Pharma elected to pursue a SPAC business combination as opposed to an alternative transaction structure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 134 and 135 of Amendment No. 1.

18.	We note that TenX was made aware of SpinCo through Maxim on April 25, 2023 and that a letter of intent was signed in May 2023. Please disclose if during this time TenX was in discussions with any other companies.

Response: The Company acknowledges the Staff’s comment and advises that, from the time TenX was made aware of SpinCo through Maxim on April 25, 2023, until the time that a letter of intent was signed in May 2023, the Company was not in discussions with any other companies.

19.	We note that on May 6, 2023, Citius Pharma sent to Ten X an initial draft of the LOI, on May 6 and 7, 2023 Maxim worked on a possible valuation of SpinCo, on May 8, 2023 TenX provided overall comments on the scope of the draft, and on May 9, 2023 a revised LOI was provided to TenX and on the same day Citius Pharma, SpinCo, and TenX negotiated the draft LOI. Please include a discussion as to how the material terms and consideration evolved during the negotiations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 135 of Amendment No. 1 accordingly.

20.	We note your disclosure that on June 1, 2023, Citius Pharma and SpinCo “confirmed that a full spin-off of SpinCo from Citius Pharma prior to closing of the proposed transaction would not take place.” Please explain what is meant by “full spin-off” in this instance and please also explain why and how it was confirmed that a “full spin-off” would not take place prior to closing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 136 of Amendment No. 1 accordingly.

United States Securities and Exchange Commission

January 30, 2024

21.	Please disclose how the provision of the Merger Agreement that permits Citius Pharma to seek an alternative transaction to the Business Combination was negotiated.

Response: In response to the Staff’s comment, the company has revised the disclosure on page 137 of Amendment No. 1 to disclose how the provision of the Merger Agreement that permits Citius Pharma to seek an alternative transaction to the Business Combination was negotiated.

Opinion of Revere Securities, page 136

22.	Please disclose whether any companies that met the comparable selection criteria were excluded from the analyses. If so, please explain why.

Response: The Company acknowledges the Staff’s comment and advises that no companies that met the comparable selection criteria were excluded from the analyses.

23.	Please explain why Revere reviewed the values of the companies set forth in the Comparable Public Company Analysis as of October 8, 2023.

Response: The Company acknowledges the Staff’s comment. The date for the original board meeting held to approve the business combination was moved several times, and finally occurred on the 20th of October. The public comparables used in the analysis are volume weighted adjusted from one year prior, so they are not going to change significantly from the 8th through the 20th of October.

24.	You state that “[t]he estimates of the future performance of New Citius Oncology in or underlying Revere Securities’ analyses are not necessarily indicative of actual values or actual future results[.]” Please clarify if Revere relied on any financial projections in analyzing the transaction and rendering the opinion.

Response: The Company acknowledges the Staff’s comment and advises that Revere Securities did not use any forward-looking financial projections in analyzing the transaction and rendering the opinion. The analysis that was completed for New Citius Oncology was a public company comparable analysis.

Fees and Expenses, page 140

25.	Please disclose here the fees that Revere will receive upon completion of the Business Combination.

Response: The Company acknowledges the Staff’s comment and advises that Revere Securities will receive a fee of $50,000 upon completion of the Business Combination.

The TenX Board’s Discussion of Valuation and Reasons for the Approval..., page 140

26.	You state on page 143 that the TenX Board also considered that the initial TenX Shareholders, including TenX directors and executive officers, have interests in the Business Combination as individuals that are in addition to, and may be different from, the interests of TenX Shareholders generally. You also state that Revere “review and considered these interests in its fairness opinion delivered to the TenX Board[.]” Please clarify, if true, that Revere reached an opinion regarding only the merger consideration and, although Revere may have considered the initial TenX Shareholders’ interests, it did not reach a conclusion as to the fairness of those interests.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 145 of Amendment No. 1 to clarify that Revere Securities reached its opinion regarding only the merger consideration.

United States Securities and Exchange Commission

January 30, 2024

27.	Please revise your disclosure in this section to explain whether the TenX Board considered any potential risks associated with SpinCo holding an exclusive license for its lead drug candidate as opposed to owning the patent rights to that candidate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 145 of Amendment No. 1 to provide the additional requested information.

28.	We note your disclosure that the TenX Board determined that “SpinCo’s clinical data for LYMPHIR is significant and likely to be approved by the FDA.” Please remove the statement that SpinCo’s clinical data is “likely to be approved by the FDA[,]” as such a determination is not within the control of the company.

Response: The Company acknowledges the Staff’s comment and has removed the statement that SpinCo’s clinical data is “likely to be approved by the FDA[,]” on page 143 of Amendment No. 1.

Information About the SpinCo Business

Phase 3 Trial (E7777-G000-302) Design, page 191

29.	We note your disclosure that “no new safety signals were identified compared to ONTAK.” Please note that you do not have a basis to compare your candidate to other products or third-party product candidates unless you have conducted head-to-head trials. Please revise your registration statement accordingly, or advise.

Response: The Company acknowledges the Staff’s comment and advises that LYMPHIR is an improved formulation of oncology agent, ONTAK®, which was previously approved by the FDA for the treatment of patients with persistent or recurrent CTCL. ONTAK was marketed in the US previously. The manufacturing formulation improvements were substantial enough that the FDA required a new clinical study to be performed, (Study E7777-G000-302). The safety profile of LYMPHIR from study E7777-G000-302 is comparable to Study 93-04-11/L4389-11, which served as the basis for the full approval of ONTAK.

30.	We note your disclosure of your Phase III trial design and results. Please expand your disclosure to discuss when the Phase III trial was conducted or commenced, the duration of the trial, who conducted the trial, where it was conducted, any primary or secondary endpoints and whether they were met.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 193 of Amendment No. 1 to include the additional requested information.

31.	We note your table listing the adverse reactions in patients with relapsed or refractory stage 1-III who received LYMPHIR. Please include a short description of the different grades identified.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 196 of Amendment No. 1 to include the additional requested information.

United States Securities and Exchange Commission

January 30, 2024

Investigator Initiated Trials, page 193

32.	We note that you initiated a Phase I trial in June 2021 at the University of Minnesota, Masonic Cancer Center and initiated a second Phase I study in September 2022 at the University of Pittsburg Medical Center, Hillman Cancer Center. Given the passage of time, please include a description of the current status of each study and whether each is currently ongoing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 196 of Amendment No. 1 to include the additional requested information.

LYMPHIR License Agreement, page 195

33.	Please clarify here and elsewhere as appropriate, if true, that Eisai owns the intellectual property rights of the LYMPHIR product and that SpinCo is an exclusive licensee of that intellectual property.

Response: The Company acknowledges the Staff’s comment and advises that Eisai owns the intellectual property rights of the LYMPHIR product and that SpinCo is an exclusive licensee of that intellectual property. The Company has revised the disclosure on pages 134, 192, 197 and 198 of Amendment No. 1 to make this clarification.

34.	We note your disclosure that the exclusive license with Eisai includes the rights to develop and commercialize LYMPHIR “in all markets except for Japan and certain parts of Asia.” Please specify the “certain parts of Asia” that are excluded from this agreement.

Response: The Company acknowledges the Staff’s comment and advises that SpinCo has exclusive global rights to develop and commercialize LYMPHIR, except in Japan, China, Korea, Taiwan, Hong Kong, Macau, Indonesia, Thailand, Malaysia, Brunei, Singapore, India, Pakistan, Sri Lanka, Philippines, Vietnam, Myanmar, Cambodia, Laos, Afghanistan, Bangladesh, Bhutan, Nepal, Mongolia, and Papua New Guinea. The license includes an option on the right to develop and market the product in India prior to FDA approval. The Company has revised the disclosure on pages 134, 197, 198 and 204 of Amendment No. 1 to include this additional requested information.

Obligations to Dr. Reddy’s under the License Agreement, page 196

35.	We note your description of the obligations to Dr. Reddy’s under the License Agreement. Please revise to include a description of all the material terms of the agreement including a description of each party’s rights and obligations and the termination provisions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 199 of Amendment No. 1 to include a description of all the material terms of the agreement including a description of each party’s rights and obligations and the termination provisions.

United States Securities and Exchange Commission

January 30, 2024

36.	We note your disclosure that pursuant to the License Agreement, SpinCo will be obligated to pay on a fiscal quarter basis tiered royalties equal to “low double-digit percentages of net product sales.” Please revise this disclosure to specify a percentage rate or range that does not exceed ten percentage points.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 199 of Amendment No. 1 to specify the mid-single digit percentage of net sales falls within a range of 10% to 15%.

LYMPHIR Patents, page 197

37.	We note your disclosure that Citius Pharma acquired and later transferred to SpinCo two method of use patents. Please include the expected expiration dates of each issued patent and applicable jurisdictions for the international patent.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 200 of Amendment No. 1 to include the expected expiration dates of each issued patent and applicable jurisdictions for the international patent.

Regulation

U.S. Government Regulation, page 197

38.	We note your discussion of the FDA process that must be completed in order to be able to market your product candidate in the U.S. In each step listed, please expand your discussion to include more detail to properly reflect what each step consists of so that investors can understand and make informed decisions based on the current status of your products.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure beginning on page 200 of Amendment No. 1 to include the additional requested information.

Management of New Citius Oncology After Business Combination

Executive Officers, page 207

39.	We note your descriptions of each executive officer and director. Please revise to describe the business experience during the past five years of each executive officer and director. In this regard, we note that the discussion of Jaime Bartushak and Myron S. Czuczman do not cover this period. Refer to Item 401(e) of Regulation S-K for guidance.

Response: The Company acknowledges the Staff’s comment and has clarified the business experience of Jaime Bartushak and Myron S. Czuczman on page 211 of Amendment No. 1.

Report of Independent Registered Public Accounting Firm, page F-2

40.	Please have Marcum LLP revise and reissue their audit report to identify the name of the company whose financial statements were audited. Refer to PCAOB Auditing Standard (AS) 3101.08a.

Response: In response to the Staff’s comment, the Company recognizes the error and has added “TenX Keane Acquisition” as the company whose financial statements were audited. In addition, the Company has identified an error in the presentation of “Fair value of public rights” in the Statement of Changes in Shareholders’ Equity (Deficit) for the Year ended December 31, 2022. The $1,056,000 of fair value of public rights was incorrectly included in the Shares column instead of the Additional Paid-in Capital column. The presentation error has been corrected on page F-5.

Citius Acquisition Corp

Financial Statements for the Year Ended September 30, 2022

Balance Sheet, page F-32

United States Securities and Exchange Commission

January 30, 2024

41.	You disclose on page 49 that on July 5, 2023, the Board of Directors approved a 675,000-for-1 stock split of your common shares. Please explain why you have not given retroactive effect to this split in your September 30, 2022 balance sheet. Refer to SAB Topic 4.C.

Response: The Company acknowledges the Staff’s comment and advises that the updated financial statements in Amendment No. 1 as of and for the years ended September 30, 2023 and 2022 give retroactive effect to the 675,000-for-1 stock split of the common shares and this notation is set out in the financial statements.

Statement of Operations, page F-33

42.	Please explain why you have not disclosed earnings per share (EPS) on the face of your Statement of Operations for the year ended September 30, 2022. Refer to ASC 260-10-45. In this regard, we note that you did present EPS on the face of your Statements of Operations for the three and nine months ended June 30, 2023 and June 30, 2022.

Response: The Company acknowledges the Staff’s comment and advises that the updated financial statements in Amendment No. 1 as of and for the years ended September 30, 2023 and 2022 disclose EPS on the face of the Statement of Operations.

Notes to the Financial Statements, page F-36

43.	Please provide a note to the financial statements explaining the nature of the prepaid expense recorded as an asset for the year ended September 30, 2022 and the nine-month interim period ended June 30, 2023.

Response: The Company acknowledges the Staff’s comment and advises that prepaid expenses at September 30, 2023 and 2022, consist of advance payments made for the preparation of long-lead time drug substance and product costs, which will be utilized in research and development activities, or in the manufacturing of LYMPHIR for sales upon approval. The Company has revised Footnote 3 (Summary of Significant Accounting Policies—In-process Research and Development) to the financial statements included in the Amendment No. 1 on page F-37 explaining the nature of the prepaid expense recorded as an asset for the year ended September 30, 2022.

3. Summary of Significant Accounting Policies

In-process Research and Development, page F-37

44.	You disclose that the $40 million IPR&D asset represents the purchase price paid by Citius for the exclusive license for E7777 via the asset purchase agreement with Dr. Reddy’s. Please provide us with your analysis under ASC 730-10-25-2(c) supporting the capitalization of amounts paid for this license. In your response, specifically address your consideration of whether E7777 has an alternative future use in R&D projects or otherwise.

Response: The Company acknowledges the Staff’s comment and advises that the exclusive license acquired via the asset purchase agreement has alternative future use pursuant to ASC-730-10-25-2. The exclusive license for E7777 is currently advancing in a late-stage trial of oncology immunotherapy for the treatment of CTCL. The license also grants an ability to develop additional indications in Peripheral T-Cell Lymphoma (PTCL) as well as Immuno-Oncology (I/O). Two investigator-initiated trials have been initiated to study E7777 in combination with other I/O agents. We anticipate these additional indications will generate future economic value.

United States Securities and Exchange Commission

January 30, 2024

General

45.	We note that you have an Annex list with documents labeled A-H. Please ensure throughout the filing that when referencing an annex attachment it is properly identified and matches the list provided.

Response: In response to the Staff’s comment, the Company has amended the disclosure throughout the filing to ensure that the annex attachments are properly referenced.

46.	Please clarify throughout your registration statement, if true, that E7777, LYMPHIR and I/ONTAK all refer to the same product. If so, please use a consistent label for your product. Alternatively, please advise.

Response: The Company acknowledges the Staff’s comment and has clarified throughout Amendment No. 1, including on page 6, that E777, LYMPHIR and I/ONTAK all refer to the same product, denileukin diftitox, a late-stage oncology immunotherapy for the treatment of CTCL, a rare form of non-Hodgkin lymphoma.

47.	We note that Maxim Group LLC was an underwriter for the initial public offering of the SPAC, that they provided financial and capital markets advisory services to Citius Pharma and SpinCo in connection with the Business Combination, and that Newbridge Securities Corporation provided M&A services to the SPAC. We also note press reports that certain underwriters and financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from these institutions about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such institutions. In addition, identify any other financial advisors who served the parties in connection with the proposed transaction, and provide similar disclosure as applicable.

Response: The Company acknowledges the Staff’s comment and advises the Staff that (i) the Company has not received any such notice from Maxim or Newbridge and (ii) no other financial advisors served the parties to the Business Combination.

Please feel free to contact me should you require additional information at (917) 538-1775 or emendelson@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eric Mendelson
Eric Mendelson